LEHMAN BROTHERS

November 17, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tronox Incorporated
  Registration Statement on Form S-1 (File No. 333-125574)

Ladies and Gentlemen:

        As Representatives of the several underwriters of the proposed public offering of up to 20,102,000 shares of common stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on November 21, 2005, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated November 9, 2005, through the date hereof:

  Preliminary Prospectus dated November 9, 2005:

        21,286 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
LEHMAN BROTHERS INC. J.P. MORGAN SECURITIES INC. As Representatives of the several Underwriters
By:	LEHMAN BROTHERS INC.
By:	/s/ Victoria Hale Victoria Hale Vice President